Exhibit 99.5

Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 a.m. (New York City time) on August 20, 2025 for action to be taken.

2025 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES (“ADSs”)

TCTM Kids IT Education Inc. (formerly, Tarena International, Inc.) (the “Company”)

ADS CUSIP No.:	876108200.
ADS Record Date:	July 23, 2025 (New York City time).
Meeting Specifics:	Extraordinary General Meeting to be held on August 25, 2025 at 11:00 a.m. (New York City time), at 405 Lexington Avenue, 26th Floor, New York, New York 10174 (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith. You may also view and download the Notice of Meeting and other announcements from the Company’s website: https://ir.tctm.cn/.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of April 2, 2014, and as amended by Amendment No.1 to the Deposit
Agreement, dated as of December 23, 2021, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.
Deposited Securities:	Class A Ordinary Shares, par value US$0.001 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement identified hereon (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that under the Cayman Islands law as in effect as of the date of the Deposit Agreement, voting at any meeting of shareholders is by show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. Under the Articles of Association of the Company (as in effect on the date of the Deposit Agreement), a poll may be demanded by the chairman of such meeting or by any one or more shareholders who together hold not less than ten percent (10%) in nominal value of the total issued voting shares in the Company, present in person or by proxy for the time being entitled to vote at the meeting.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall (unless otherwise specified in the notice distributed to Holders) deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement). Notwithstanding anything else contained in the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

AGENDA

1.	To approve, as a special resolution, the proposed sale of our subsidiaries, Kids IT Education Inc., a Cayman Islands exempted company, and Tarena Hong Kong Limited, a limited liability company incorporated in Hong Kong, to First Winner Management Limited, a British Virgin Islands company, in exchange for nominal cash consideration of $1 (the “Consideration”) (the “Transaction” or “Transaction Proposal”).

2.	To approve, as a special resolution that the Company’s name be changed from "TCTM Kids IT Education Inc." to " VisionSys AI Inc." (the “Name Change Proposal”).

3.	To approve, as a special resolution, and adopt the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares (the “2025 Equity Incentive Plan Proposal”).

4.	To approve, as an ordinary resolution, that every issued and unissued share of par value US$0.001 each in the share capital of the Company be subdivided into 50 shares of par value US$0.00002 each (the “Share Subdivision”) so that immediately following the Share Subdivision, the authorized share capital will become:

US$1,000,000 divided into 50,000,000,000 shares comprising of (i) 43,000,000,000 Class A Ordinary Shares of a par value of US$0.00002 each, (ii) 2,000,000,000 Class B Ordinary Shares with a par value of US$0.00002 each, and (iii) 5,000,000,000 shares with a par value of US$0.00002 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles.

The Company has informed the Depositary that the Board of Directors of the Company recommends a vote "FOR" the proposals.

A Issues	TCTM Kids IT Education Inc.

	For	Against	Abstain
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐
Resolution 4	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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